UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2019

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Ordinary General Shareholders’ meeting held on March 29, 2019

Item 1

Grupo Aval Acciones y Valores S.A. (the “Company”) informs that the ordinary session of the General Shareholders Meeting, held on March 29, 2019, has:

1.	Approved the Company’s financial statements, management report and other attachments, for the year ended on December 31, 2018. It further approved the following proposed distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.

APPROVED DISTRIBUTION OF PROFITS

FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON DECEMBER 31st, 2018

GENERAL MEETING OF SHAREHOLDERS

Net Income			2,887,748,889,767.88	*

With tax benefit		1,570,573,265,590.88
Without tax benefit		1,317,175,624,177.00

Plus:
Occasional reserve release at the disposal of the General Meeting of Shareholders			6,265,450,554,351.70
Year 2016 and previous years		4,264,272,675,982.71
With tax benefit	2,206,653,861,240.74
Without tax benefit	2,057,618,814,741.97
Year 2017		2,001,177,878,368.99
With tax benefit	1,136,895,150,501.19
Without tax benefit	864,282,727,867.80

Total Income available for disposal of the General Meeting of Shareholders			9,153,199,444,119.58

To distribute a cash dividend of $ 5.00 per share per month from April, 2019 to March, 2020, including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.			1,336,861,029,540.00

With benefit: These dividends will be taken from profits of year 2016 and previous years, eligible to be distributed with tax benefit to shareholders		1,336,861,029,540.00

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of April 2019, will be paid from the fourth trading day following the date in which the General Meeting of Shareholders approves the distribution of profits, which is from April 4. In this month, dividends will be paid until April 13.

Occasional reserve at the disposal of General Meeting of Shareholders			7,816,338,414,579.58

Total with tax benefit		3,577,261,247,792.81
Year 2018	1,570,573,265,590.88
Year 2017	1,136,895,150,501.19
Year 2016 and previous years	869,792,831,700.74

Total without tax benefit		4,239,077,166,786.77
Year 2018	1,317,175,624,177.00
Year 2017	864,282,727,867.80
Year 2016 and previous years	2,057,618,814,741.97

TOTAL			9,153,199,444,119.58

* Dividends distributed under profits of year 2017 and subsequent years will be taxed and subject to a withholding tax, in accordance with Law 1819 of 2016 and Law 1943 of 2018.
Dividends distributed under profits of year 2016 and previous years, will be taxed and subject to a withholding if they are distributed from the reserves without tax benefit to shareholders.

2.	Elected as members of the Board of Directors for the period beginning on April 1, 2019 and ending on March 31, 2020, the following individuals:

BOARD OF DIRECTORS - GRUPO AVAL ACCIONES Y VALORES S.A.

2019 - 2020:

PRINCIPAL	ALTERNATE

Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
María Lorena Gutiérrez Botero	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuellar de Jaramillo
Fabio Castellanos Ordoñez (*)	Luis Fernando López Roca (*)
Miguel Largacha Martínez	César Prado Villegas
Esther América Paz Montoya (*)	Germán Villamil Pardo (*)

*Independent members

3.	Re-elected KPMG as External Auditor of the Company. KPMG will appoint the individuals that will act as principal and alternate External Auditor of the Company, on behalf of such firm.

4.	In addition to the aforementioned decisions, the Company informs that the following will be the ex-dividend dates applicable to the period beginning on April 2019 and ending on March 2020

Ex-dividend Dates - April 2019 to March 2020(*)
Month	Initial ex-dividend date	Final ex-dividend date
April, 2019	04.01.2019	04.04.2019
May, 2019	04.25.2019	05.02.2019
June, 2019	05.28.2018	06.04.2019
July, 2019	06.25.2019	07.02.2019
August, 2019	07.26.2019	08.01.2019
September, 2019	08.27.2019	09.02.2019
October, 2019	09.25.2019	10.01.2019
November, 2019	10.28.2019	11.01.2019
December, 2019	11.26.2019	12.02.2019
January, 2020	12.26.2019	01.02.2020
February, 2020	01.28.2020	02.03.2020
March, 2020	02.25.2020	03.02.2020

(*) Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2019

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel